

Pablo Picasso (1881–1973)



Pablo Picasso's groundbreaking style and prolific oeuvre have made him one of the most recognizable and influential artists of the 20th century.

INVESTMENT THESIS

Historical Price Appreciation of Similar Works (Picasso) *

11.2%

Not intended to indicate past or expected performance of any security. Investing involves risk and investors must be prepared to hold their investment for an extended period.



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Initial Offering

$17,127,000

Investment Overview

Offering Circular	sec.gov/edgar
Auction History	significant 35 years
2020 Auction Sales	significant $245,390,299
Repeat Sales	view

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DEAL SHEET

WHY WE LIKE THIS PAINTING

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- Pablo Picasso's groundbreaking style and headline-grabbing auction prices have solidified him as one of the most celebrated artists in history.
- The Painting is from Picasso's "Musketeers" series, which he created towards the end of his life between 1966 and 1972. The top auction record for a "Musketeer" painting is held by *Mousquetaire à la pipe* (1969) which is larger than the Painting and sold for $30,965,000 in 2013.
- In an April 2020 *Art Market Monitor* article, art economist Roman Kraussel noted that Picasso's auction records have been resilient through each market drop since the 1990s.
- In the first half of 2021, works by Picasso achieved in excess of $350 million in global auction sales, making him the current #1 selling artist by sales volume. By comparison, the next highest selling artist at auction, Jean-Michel Basquiat, achieved just over $300 million during the same time period.
- Picasso's *Femme assise près d'une fenêtre (Marie-Thérèse)* (1932), which sold for $103.4 million in May 2021, was the most expensive work sold at auction in 2021, and the only work sold at auction during the year to exceed $100 million. The painting previously sold in 2013 for $44.7 million, and in 1997 for $6.8 million.
- Although there are no guarantees, similar works have shown attractive historical price appreciation at auction of 11.2% annualized from 1987 to 2021.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2020 Auction Sales	2020 Number of Lots Sold
$245,390,299	3,396

PABLO
PICASSO

b. 1881, SPAIN–d. 1973, FRANCE



$17,127,000

INITIAL OFFERING

11.2%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

Oil and ripolin on canvas | 51 × 38 in. (130 × 96 cm.)

Pablo Picasso's groundbreaking style and prolific oeuvre have made him one of the most recognizable and influential artists of the 20th century.

The Painting belongs to a series of Pablo Picasso's important late career works that feature the subject of the Musketeer. These portraits are identifiable by their colorful regalia and various accoutrements, such as pipes, knives or swords, and first appeared in late 1966 in etchings and works on paper. The Painting depicts a seated Musketeer in a three-quarter length view, dressed with a colorful ruff and orange epaulette hanging from his shoulder, and a pipe in one hand. The inclusion of the pipe is a motif that appeared frequently in the work of Rembrandt, to whom Picasso looked for inspiration during this period. In addition to referencing Old Master painters, Picasso also found inspiration from Alexandre Dumas' classic novel "The Three Musketeers" (1844). Art historian Dakin Harkin described the Musketeer series as representing "a fictional universe Picasso developed to explore his credo: life not death, peace not war." Top auction records for the Musketeer paintings have achieved prices in excess of $20 million and are led by *Mousquetaire à la Pipe* (1969), which sold for $30,965,000 at Sotheby's New York on November 6, 2013, followed by *Le Matador* (1970), which sold for $22,781,992 at Sotheby's London on February 28, 2018, and *Homme à l'épée* (1969), which sold for $22,565,000 at Christie's New York on November 9, 2015. The Painting was previously sold at auction on June 30, 1999 at Christie's, London for £529,500 ($834,778). The series, subject, scale and palette of the Painting make this work a commercial and desirable example of Pablo Picasso's work.

Thousands of exhibitions have been dedicated to Pablo Picasso's work, and lifetime retrospectives for the artist included "Picasso: Forty Years of His Art" at the Museum of Modern Art from 1939 to 1940 and the "Exposition Picasso" at the Musées des Arts Decoratifs, Paris in 1955. Major global institutions collect the artist in depth, including the Museum of Modern Art in New York, the Metropolitan Museum of Art in New York and el Museo Reina Sofía in Madrid, among others. Picasso frequently leads the art market in annual auction sales volumes, and between 2012 and 2020 continually ranked as either the first or second highest selling artist at auction by value. In 2018 alone, the total volume of works by the artist sold at auction grossed more than $740 million. In an April 2020 Art Market Monitor article, art economist Roman Kraussel noted that Picasso's auction records have been resilient through each market drop since the 1990s. In the first half of 2021, Picasso works reportedly achieved in excess of $350 million in global auction sales, and by comparison, the next highest selling artist at auction, Jean-Michel Basquiat, achieved just over $300 million during the same time period. Picasso's Femme assise près d'une fenêtre (Marie-Thérèse) (1932) which sold for $103.4 million in May 2021 was the most expensive work sold at auction all year, and the only work sold at auction in 2021 to exceed $100 million. The same painting previously sold in 2013 for $44.7 million, and in 1997 for $6.8 million. As of December 28, 2021, two of the three auction records for Picasso have also set the record for the most expensive paintings ever sold at auction led by: *Les Femmes d'Alger (Version 'O')* (1955) which sold for $179,365,000 on May 11, 2015 and set the record at that time, followed by *Fillette à la corbeille fleurie* (1905) which sold for $115,000,000 on May 18, 2018 and "Nude, Green Leaves and Bust" (1932) which sold for $106,482,500 on May 4, 2010 setting the record at that time.

AS OF DECEMBER 28, 2021, TWO OF THE TOP THREE AUCTION RECORDS FOR PICASSO HAVE ALSO SET THE RECORD FOR THE MOST EXPENSIVE PAINTINGS EVER SOLD AT AUCTION, LED BY: *LES FEMMES D'ALGER (VERSION 'O')* (1955) WHICH SOLD FOR $179,365,000 ON MAY 11, 2015 AT CHRISTIE'S NEW YORK AND SET THE RECORD AT THAT TIME, FOLLOWED BY *FILLETTE À LA CORBEILLE FLEURIE* (1905) WHICH SOLD FOR $115,000,000 ON MAY 18, 2018 AT CHRISTIE'S, NEW YORK AND *NUDE, GREEN LEAVES AND BUST* (1932) WHICH SOLD FOR $106,482,500 ON MAY 4, 2010 AT CHRISTIE'S, NEW YORK SETTING THE RECORD AT THAT TIME.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


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Pablo Ruiz Picasso (b. 1881, Malaga, Spain - 1973, Mougins, France) was the son of José Ruiz Blasco, a professor of drawing, and Maria López Picasso. Picasso began making art at an early age, and in the fall of 1895 the family moved to Barcelona where he began to study art formally. After multiple visits to Paris, Picasso eventually settled there in 1904, and his circle expanded to include great thinkers of the avant garde, among them André Breton, Georges Braque, Gertrude Stein and Henri Matisse. During this time, Picasso's career evolved through several distinct stylistic periods; the melancholy Blue (1901-1904) and subsequent Rose (1905) periods were followed by his groundbreaking painting "Les Demoiselles d'Avignon" (1907), which is in the permanent collection of the Museum of Modern Art in New York. Between 1908 and 1913, Picasso and his friend Georges Braques pioneered a revolutionary approach to perspective known as Cubism. By 1932 Picasso's fame had reached new heights, marked by his first large-scale retrospective at Galeries Georges Petit in Paris, which traveled to Kunsthaus Zürich and cemented his position as a central figure of 20th century art. In 1937, Picasso embarked on one of his most ambitious projects, the iconic anti-war painting "Guernica," which was exhibited at the World's Fair the same year.



PABLO PICASSO,





PABLO PICASSO,

IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past artwork pricing trends are not indicative of future pricing trends.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Pablo Picasso with the following criteria: Musketeer-type portraits executed between 1966 and 1970 in oil and/or Ripolin on canvas or panel that feature a single figure with both hands clearly visible and the inclusion of an object (such as a pipe, sword or gun) and measure between 30 inches by 30 inches and 80 inches by 80 inches. Where the buyer's premium was unavailable due to incomplete data, the following buyer's premiums were applied: 10% applied to "Man holding a Flag (Homme au fanion)" (1990), which sold on May 25, 2007 at Est-Ouest Auctions. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 11.2% CAGR implied from selected sales occurring from May 11, 1987 to November 11, 2021.

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